

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 30, 2009

Ms. Carol B. Tome
The Home Depot, Inc.
2455 Paces Ferry Road, NW
Atlanta, Georgia 30339

> **RE:    The Home Depot, Inc.**
> **Form 10-K for the fiscal year ended February 1, 2009**
> **Filed April 2, 2009**
> **Definitive Proxy Statement on Schedule 14A filed on April 15, 2009**
> **File #1-8207**

Dear Ms. Tome:

We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 1, 2009

Item 3. Legal Proceedings, page 10

1.  We note that during the fourth quarter of fiscal 2008, you established a reserve for the settlement of allegations that you failed to provide meal breaks.  Please revise future filings to clarify if this charge had a material impact on your results.

Critical Accounting Policies, page 23
Impairment of Long-Lived Assets, page 24

2.  With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of your impairment policy.  In this regard, please address the following items:

    *   Clarify whether your asset group is at the individual store level.
    *   Include a more specific discussion of how you identify when circumstances indicate store assets may not be recoverable.  Please disclose how frequently you evaluate these circumstances.
    *   Discuss how you establish cash flows and allocate expenses by asset group.
    *   Discuss how you determine the fair value of your asset group.
    *   Include a qualitative and quantitative description of the critical assumptions used in your impairment analysis and a sensitivity analysis of those assumptions based upon reasonably likely changes.
    *   Discuss quantitative information regarding any significant known trends;
    *   Discuss any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

Definitive Proxy Statement on Schedule 14A

Elements of Our Compensation Programs, page 24
Annual Incentive, page 24
Financial Performance Goals, pages 24-25

3.  With regard to financial performance objectives, we note your disclosure that the target sales, operating profit and inventory turns figures constitute "target performance" under your compensation plan.  Please further disclose the specific target sales, operating profit and inventory turns goals with respect to the target, threshold and maximum performance categories.  Alternatively, tell us why the disclosure of these objectives would result in you suffering competitive harm.  In this regard, we direct your attention to Instruction 4 to Item 402(b) of Regulation S-K and note that you should address in detail both the materiality to investors of the objectives and the likelihood that the disclosure of the objectives would result in substantial harm to your competitive position. Please note that we may have additional comments on whether you have met the standards for treating such information confidentially.  Further, please disclose the actual results and how those results correlated to the actual payout percentages.

Ms. Carol B. Tome
The Home Depot, Inc.
April 30, 2009
Page 3

4. We note your disclosure of "operating profit" as it is defined under your compensation plan.  Please disclose the operating profit figure without taking into account the exclusions under your definition and state whether the target performance would have been met under the normal definition.

Strategic Performance Goals, page 25

5. You disclose that successful and timely completion of a strategic key initiative is required for any payout with regard to such initiative.  In future filings, please disclose the corresponding percentage weighting of each strategic key initiative as it relates to the payout of the strategic performance goal portion of the Management Incentive Program.

\* \* \* \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689.  Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Andy Schoeffler, Senior Attorney, at (202) 551-3748 with any other questions.

Sincerely,


John Hartz
Senior Assistant Chief Accountant